Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 30, 2019

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Q3 All-Weather Sector Rotation Fund (the “Sector Rotation Fund”) and Q3 All-Weather Tactical Fund (the “Tactical Fund”) (each a “Fund” and together, the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of additional oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), subsequent to those oral comments responded to via correspondence filed on December 23, 2019 and December 27, 2019, relating to the Trust’s Post-Effective Amendment Nos. 145 and 148, filed on October 16, 2019 (Accession No. 0001398344-19-017994). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

STATEMENT OF ADDITIONAL INFORMATION

1.	Pursuant to Item 19(g) of Form N-1A, please clarify whether the plan reimburses the distributor only for expenses incurred or compensates the distributor regardless of its expenses.

Response: The following section of the Fund’s Statement of Additional Information entitled “Distribution Plan” will be revised as follows (italics to denote revisions):

“… In connection therewith, the Investor Class shares of the Fund may pay up to 0.25% of its average daily net assets to the Distributor, as compensation for services or other activities that are primarily intended to result in the sale of shares, or reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of shares. Under the Plan, the Distributor will only be reimbursed for such expenses actually incurred. …”

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck
Secretary

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